Exhibit 99.1

DHT Holdings, Inc. announces departure and appointment of Chief Financial Officer

HAMILTON, BERMUDA, June 11, 2018 - DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced that Eirik Ubøe, Chief Financial Officer, is leaving the Company after 13 years of service. He will be succeeded by Ms. Laila Halvorsen, who has been the Company’s Chief Controller & Accountant since 2014.

“Eirik has been with DHT since the time of our initial public offering in 2005 and has made significant contributions to our company over the past 13 years. On behalf of the Board, our shareholders, and all of us at DHT, we’d like to thank Eirik for his dedicated service. Eirik has been a valuable member of our team and will be missed, but we wish him every success in his future endeavors.” said Co-Chief Executive Officers Trygve Munthe and Svein Moxnes in a joint statement.

Ms. Halvorsen will serve as Chief Financial Officer effective immediately. In a joint statement, Co-Chief Executive Officers Trygve Munthe and Svein Moxnes stated, “Laila has done outstanding work as our Corporate Controller and we look forward to working with her in her new role.”

Ms. Halvorsen, 43, brings more than 20 years of experience in international accounting and shipping. Ms. Halvorsen joined DHT after 17 years at Western Bulk AS, where she served first as Accountant for 4 years, then as Finance Manager for 4 years and later as Group Accounting Manager for 9 years. Ms. Halvorsen is a citizen of Norway.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company operating a fleet of crude oil tankers in the VLCC and Aframax segments. We operate through our wholly owned management companies in Oslo, Norway and Singapore. For further information: www.dhtankers.com.

Forward Looking Statements
This press release may contain assumptions, expectations, projections, intentions and beliefs about future events.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect DHT’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent DHT’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  Investing in DHT’s securities involves risk, and investors should be able to bear the loss of their investment.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to DHT’s Annual Report on Form 20-F, filed with the SEC on March 23, 2017.

DHT undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and DHT’s actual results could differ materially from those anticipated in these forward-looking statements.

Contact:

Trygve P. Munthe
+47 9135 0025
tpm@dhtankers.com

Svein Moxnes Harfjeld
+47 4140 4886
smh@dhtankers.com